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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1 )*

                            Wit SoundView Group, Inc.
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                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)


                                   97737K 30 9
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                                 (CUSIP Number)


                                February 12, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /   Rule 13d-1(b)
     / /   Rule 13d-1(c)
     /X/   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 97737K 30 9

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    1.     NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Robert H. Lessin
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    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a)  / /
                                                                        (b)  / /
           Not applicable.
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   3.      SEC USE ONLY


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   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                        5.      SOLE VOTING POWER

  NUMBER OF                     5,049,965 shares
   SHARES           ------------------------------------------------------------
BENEFICIALLY            6.      SHARED VOTING POWER
  OWNED BY
    EACH                        -0- shares
 REPORTING          ------------------------------------------------------------
   PERSON               7.      SOLE DISPOSITIVE POWER
    WITH:
                                5,049,965 shares
                    ------------------------------------------------------------
                        8.      SHARED DISPOSITIVE POWER

                                -0- shares
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   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,049,965 shares
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   10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)

           Not applicable
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   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.52%
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   12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
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Item 1.   (a)      Name of Issuer:

                   Wit SoundView Group, Inc.

          (b)      Address of Issuer's Principal Executive Offices:

                   826 Broadway
                   Seventh Floor
                   New York, NY  10003

Item 2.   (a)      Names of Person Filing:            Robert H. Lessin

          (b)      Address of Principal Business Office or, if None, Residence:

                   Robert H. Lessin
                   Wit SoundView Group, Inc.
                   826 Broadway
                   Seventh Floor
                   New York, NY 10003

          (c)      Citizenship:     United States

          (d)      Title of Class of Securities:

                   Common Stock, Par Value $0.01 Per Share

          (e)      CUSIP Number: 97737K 30 9

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)____  Broker or dealer registered under Section 15 of the Act

          (b)____  Bank as defined in Section 3(a)(6) of the Act

          (c)____  Insurance company as defined in Section 3(a)(19) of the Act

          (d)____ Investment company registered under Section 8 of the Investment Company Act

          (e)____ Investment adviser registered in accordance with Rule 13d-1(b)(1)(ii)(E)


          (f)____ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)


          (g)____ Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

          (h)____ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

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          (i)____  Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

          (j)____  Group, in accordance with Rule 13d-1(b)(ii)(J)

Item 4. OWNERSHIP. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) Amount beneficially owned: Mr. Lessin beneficially owns 5,049,965 shares of Common Stock. Of these shares, 175,000 shares (the "Trust Shares") are held in a trust (the "Family Trust") for the benefit of his family.

          (b) Percentage of class: 4.52%; based on 111,460,242 shares of Common Stock on December 31, 2000.

          (c) Number of shares as to which such person has:


                (i) Sole power to vote or to direct the vote:

                        Mr. Lessin has the power to vote 5,049,965 shares.

               (ii) Shared power to vote or to direct the vote: 0

              (iii) Sole power to dispose or to direct the disposition of:

                        Mr. Lessin has the power to dispose 5,049,965 shares for which he has direct beneficial ownership.

               (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The terms of the Family Trust state that all dividends paid on the Trust Shares, less a portion paid to Mr. Lessin, will be paid to the beneficiaries of the Family Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.


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Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2001


/s/Robert H. Lessin
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Robert H. Lessin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18 U.S.C. 1001).


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